

September 16, 2009

Mr. Arthur Bertagnolli
Chief Executive Officer
Savoy Energy Corporation
11200 Westheimer, Suite 900
Houston, TX 77042

> **Re: Savoy Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Item 4.01 Form 8-K Filed August 11, 2009**
> **Item 4.01 Form 8-K/A Filed September 8, 2009**
> **Response Letter Dated September 14, 2009**
> **File No. 333-151960**

Dear Mr. Bertagnolli:

We have completed our review of your Form 10-K, Form 8-K and related filings with respect to the issues identified in our letter dated September 2, 2009. We have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief